UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38833

UP Fintech Holding Limited

1 Raffles Place, #35-61 One Raffles Place

Singapore (048616)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UP Fintech Holding Limited

	By:	/s/ JOHN FEI ZENG
	Name:	John Fei Zeng
	Title:	Chief Financial Officer

Date: May 16, 2023

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release — UP Fintech Holding Limited Announces Changes to Updating Approach of User Terminals for Existing Chinese Mainland Clients